UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayers’ ID. (CNPJ) 02.429.144/0001 -93
Corporate Registry ID. (NIRE) 35.300.186.133

RELEVANT FACT

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Securities and Exchange Commission of Brazil – CVM Instruction no. 358/2002, CPFL ENERGIA S.A. informs that, on August 28, 2009, it received the following Relevant Fact, which is reproduced below:

“Pursuant to CVM Instruction no. 358/2002, 521 Participações S.A. (“Company”), with its registered offices at Rua Senador Dantas, 105, 37th floor, in the city and state of Rio de Janeiro, notifies the market and its shareholders that, in the Relevant Fact notice published on August 21, 2009, in the newspaper ‘Diário Mercantil’ and on August 24, 2009 in the Official Gazette of the state of Rio de Janeiro, informed that the underlying controller of the Company, Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”), with the objective of restructuring its corporate investments as a means of reducing the administrative and financial costs arising from its indirect investments, has decided that the Company shall transfer its total shareholding in CPFL Energia S.A. (“CPFL”) to its shareholders. As informed in the above-mentioned Relevant Fact, the transfer began with the payment of the remaining balance of dividends declared at the Company’s Ordinary General Meeting held on April 28, 2009 through the delivery to the shareholders of shares issued by CPFL. In continuation of the process, the Extraordinary General Meeting held on August 28, 2009, considered the Company’s capital excessive and resolved to reduce it by R$ 1,159,504,358.17, pursuant to Article 173 of Law 6,404/76 (“Reduction”). The Reduction will be done without cancellation of shares and the payment due to shareholders from the capital reduction will be made through the delivery of 110,834,225 CPFL shares held by the Company, at their book value according to the Company’s Balance Sheet as of June 30, 2009, in proportion to their shareholdings. Pursuant to Article 174 of Law 6,404/76, the Company’s shares will be traded only “ex refund of capital by way of CPFL shares” (that is, without the right to receive CPFL’s shares arising from the capital reduction) after the expiry of the 60-day statutory period from the publication of the Minutes of the Extraordinary General Meeting for dissenting creditors. We also inform that the Company will publish a Notice to Shareholders close to the expiry of this period, including, among other information, the dates when (i) the Company’s shares will be traded “ex refund of capital by way of CPFL shares”, and (ii) the shareholders will effectively own CPFL’s shares.”

São Paulo, August 31, 2009.

José Antonio de Almeida Filippo
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.